UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 May 2009

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a Report on Form 6-K filed by Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

A table setting forth the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at December 31, 2008.

Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2008. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st December 2008
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital - shares of £1 each	3,000,000
Authorised preference share capital - shares of £100 each	400
Authorised preference share capital - shares of £1 each	1
Authorised preference share capital - shares of U.S.$100 each	400
Authorised preference share capital - shares of U.S.$0.25 each	300,000
Authorised preference share capital - shares of €100 each	400

Ordinary shares - issued and fully paid shares of £1 each	2,338,171
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,398
Share premium account	12,060
Other reserves	1,723
Other shareholders’ funds	2,564
Retained earnings	22,457

Shareholders’ equity excluding minority interests	41,202
Minority interests	2,372

Total Shareholders’ equity	43,574

Group indebtedness
Subordinated liabilities(1)	29,842
Debt securities in issue	153,426

Total indebtedness	183,268

Total capitalisation and indebtedness	226,842

Group contingent liabilities
Acceptances and endorsements	585
Guarantees and letters of credit pledged as collateral security	15,652
Securities lending arrangements	38,290
Other contingent liabilities	11,783

Total contingent liabilities	66,310

1.	On 6th April 2009, Barclays Bank PLC €31,000,000 Subordinated Fixed to CMS-Linked Notes due April 2009 matured.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 12, 2009	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary